NovaStar Mortgage Funding Corporation

8140 Ward Parkway, Suite 300

Kansas City, Missouri 64114

May 2, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Company: NovaStar Mortgage Funding Corporation

File No.: 333-121066

Form: Post-Effective Amendment No. 3 to Registration Statement on Form S-3

Request: Application for Withdrawal of Post-Effective Amendment No. 3

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, NovaStar Mortgage Funding Corporation (the “Company”) hereby requests withdrawal of the filing made on Form POS AM on March 6, 2006, under file number 333-121066 as post-effective amendment no. 3 (the “Filing”). The reason for this withdrawal request is that the sole purpose of the Filing was to file a form of prospectus supplement that is no longer necessary for the Company. No securities were sold in connection with the filing. Based on the foregoing, the Company respectfully requests that the filing be withdrawn as soon as practicable.

Please direct any questions on the foregoing to our legal counsel, Christopher DiAngelo at (212) 259-8000 or cdiangelo@dbllp.com.

Respectfully,
NovaStar Mortgage Funding Corporation

/s/ Scott F. Hartman
Scott F. Hartman President